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                                                           SEC FILE NUMBER
                                                              0-28720
                                                     ---------------------------
                                                     ---------------------------
                                                            CUSIP NUMBER
                                                             69561N204
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   |X| Form 10-KSB   |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
               |_| Form N-SAR  |_| Form N-CSR

          For Period Ended: December 31, 2006

          |_|  Transition Report on Form 10-K

          |_|  Transition Report on Form 20-F

          |_|  Transition Report on Form 11-K

          |_|  Transition Report on Form 10-Q

          |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Paid, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
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Former Name If Applicable

4 Brussels Street
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Address of Principal Executive Office (Street and Number)

Worcester, Massachusetts 01610
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |X| |(a) The reason described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
         |     expense
         |
    |X| |(b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will | be filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or | transition report on Form 10-Q or subject distribution reportion | Form 10-D, or portion thereof, will be filed on or before the
         |     fifth calendar day following the prescribed due date; and
         |
    |X|  |(c)  The  accountant's  statement  or other  exhibit  required by Rule
         |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Paid, Inc. (the "Company") is unable to complete the filing of its Form 10-KSB for the year ended December 31, 2006, without unreasonable effort or expense. The Company has been informed by its independent registered public accounting firm that additional time is necessary to complete the audit, the results of which will form the basis for the Company's Form 10-KSB financial disclosures. Additional time is required for the independent registered public accounting firm to analyze information and financial data that are necessary to determine the accounting treatment of certain equity transactions, which are not expected to affect earnings per share for the year ended December 31, 2005.

                        Persons  who  are  to  respond  to  the   collection  of
                        information  contained in  this form are not required to
                        respond  unless the form displays a currently  valid OMB
SEC 1344(03-05)         control number.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Richard Rotman              (508)                  791-6710
     -------------------------------  -------------    -------------------------
                (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X| Yes  |_| No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes  |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the results cannot be made. (See explanation in Part III above).


     Paid, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2007                   By: /s/ Gregory Rotman
    -------------------               ------------------------------------------
                                      Gregory Rotman, President

Exhibit Index

Exhibit     Description of Exhibit
99.1        Letter from Independent Public Accounting Firm